UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:			Date Examination completed:
811 -07851			September 21, 2016

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Fund Allocator Series

Franklin Conservative Allocation Fund
Franklin Corefolio Allocation Fund
Franklin Founding Funds Allocation Fund
Franklin Growth Allocation Fund
Franklin LifeSmart 2015 Retirement Target Fund
Franklin LifeSmart 2020 Retirement Target Fund
Franklin LifeSmart 2025 Retirement Target Fund
Franklin LifeSmart 2030 Retirement Target Fund
Franklin LifeSmart 2035 Retirement Target Fund
Franklin LifeSmart 2040 Retirement Target Fund
Franklin LifeSmart 2045 Retirement Target Fund
Franklin LifeSmart 2050 Retirement Target Fund
Franklin Moderate Allocation Fund
Franklin Multi-Asset Real Return Fund
Franklin NextStep Conservative Fund
Franklin NextStep Moderate Fund
Franklin NextStep Growth Fund
Franklin Payout 2018 Fund
Franklin Payout 2019 Fund
Franklin Payout 2017 Fund
Franklin Payout 2018 Fund
Franklin Payout 2019 Fund
Franklin Payout 2020 Fund
Franklin Payout 2021 Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin U.S Government Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Smaller Companies Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds
Franklin ETF Trust
Franklin Managed Trust

and the Board of Directors of

Templeton Growth Fund, Inc.
Templeton Dragon Fund, Inc.
Templeton Global Opportunities Trust

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 31, 2016.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 31, 2016 and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 55 security purchases and 55 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2016 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

September 21, 2016

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2016, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of March 31, 2016, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date September 21, 2016

/s/MARK H. OTANI

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

Date September 21, 2016

/s/ROBERT G. KUBILIS

Robert G. Kubilis

Chief Financial Officer and Chief Accounting Officer

New Jersey/Alternative Strategies Funds Board

Date September 21, 2016

/s/LAURA F. FERGERSON

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

Date September 21, 2016

Fund	Period

Franklin Limited Duration Income Trust	January 1, 2016 - March 31, 2016

Templeton Global Investment Trust:
Templeton BRIC Fund	January 1, 2016 - March 31, 2016
Templeton Emerging Markets Balanced Fund	January 1, 2016 - March 31, 2016
Templeton Emerging Markets Small Cap Fund	January 1, 2016 - March 31, 2016
Templeton Frontier Markets Fund	January 1, 2016 - March 31, 2016
Templeton Global Balanced Fund	January 1, 2016 - March 31, 2016

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	January 1, 2016 - March 31, 2016

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	January 1, 2016 - March 31, 2016
Franklin Flex Cap Growth Fund	January 1, 2016 - March 31, 2016
Franklin Flexible Alpha Bond Fund	January 1, 2016 - March 31, 2016
Franklin Focused Core Equity Fund	January 1, 2016 - March 31, 2016
Franklin Global Government Bond Fund	January 1, 2016 - March 31, 2016
Franklin Growth Opportunities Fund	January 1, 2016 - March 31, 2016
Franklin Natural Resources Fund	January 1, 2016 - March 31, 2016
Franklin Small Cap Growth Fund	January 1, 2016 - March 31, 2016
Franklin Small-Mid Cap Growth Fund	January 1, 2016 - March 31, 2016
Franklin Strategic Income Fund	January 1, 2016 - March 31, 2016

Franklin High Income Trust:
Franklin High Income Fund	January 1, 2016 - March 31, 2016

Franklin U.S. Government Money Fund	January 1, 2016 - March 31, 2016

Franklin Templeton Money Fund Trust:
Franklin Templeton U.S. Government Money Fund	January 1, 2016 - March 31, 2016

Institutional Fiduciary Trust:
Money Market Portfolio	January 1, 2016 - March 31, 2016

Franklin Global Trust:
Franklin Emerging Market Debt Opportunities Fund	January 1, 2016 - March 31, 2016
Franklin International Growth Fund	January 1, 2016 - March 31, 2016
Franklin Large Cap Equity Fund	January 1, 2016 - March 31, 2016

Franklin Gold and Precious Metals Fund	January 1, 2016 - March 31, 2016

Franklin Universal Trust	January 1, 2016 - March 31, 2016

Templeton China World Fund	January 1, 2016 - March 31, 2016

Templeton Emerging Markets Fund	January 1, 2016 - March 31, 2016

Templeton Emerging Markets Income Fund	January 1, 2016 - March 31, 2016

Templeton Funds:
Templeton Foreign Fund	January 1, 2016 - March 31, 2016
Templeton World Fund	January 1, 2016 - March 31, 2016

Templeton Global Income Fund	January 1, 2016 - March 31, 2016

Templeton Global Smaller Companies Fund	January 1, 2016 - March 31, 2016

Templeton Growth Fund, Inc.	January 1, 2016 - March 31, 2016

Templeton Income Trust:
Templeton Emerging Markets Bond Fund	January 1, 2016 - March 31, 2016
Templeton Global Bond Fund	January 1, 2016 - March 31, 2016
Templeton Global Total Return Fund	January 1, 2016 - March 31, 2016
Templeton International Bond Fund	January 1, 2016 - March 31, 2016

Franklin Custodian Funds:
Franklin DynaTech Fund	January 1, 2016 - March 31, 2016
Franklin Growth Fund	January 1, 2016 - March 31, 2016
Franklin Income Fund	January 1, 2016 - March 31, 2016
Franklin U.S. Government Securities Fund	January 1, 2016 - March 31, 2016
Franklin Utilities Fund	January 1, 2016 - March 31, 2016

Franklin Strategic Mortgage Portfolio	January 1, 2016 - March 31, 2016

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	January 1, 2016 - March 31, 2016
Franklin Balanced Fund	January 1, 2016 - March 31, 2016
Franklin Convertible Securities Fund	January 1, 2016 - March 31, 2016
Franklin Equity Income Fund	January 1, 2016 - March 31, 2016
Franklin Floating Rate Daily Access Fund	January 1, 2016 - March 31, 2016
Franklin Low Duration Total Return Fund	January 1, 2016 - March 31, 2016
Franklin Real Return Fund	January 1, 2016 - March 31, 2016
Franklin Total Return Fund	January 1, 2016 - March 31, 2016

Franklin Templeton Global Trust:
Templeton Hard Currency Fund	January 1, 2016 - March 31, 2016

Franklin Templeton International Trust:
Franklin India Growth Fund	January 1, 2016 - March 31, 2016
Franklin World Perspectives Fund	January 1, 2016 - March 31, 2016

Franklin Value Investors Trust:
Franklin All Cap Value Fund	January 1, 2016 - March 31, 2016
Franklin Balance Sheet Investment Fund	January 1, 2016 - March 31, 2016
Franklin Large Cap Value Fund	January 1, 2016 - March 31, 2016
Franklin MicroCap Value Fund	January 1, 2016 - March 31, 2016
Franklin MidCap Value Fund	January 1, 2016 - March 31, 2016
Franklin Small Cap Value Fund	January 1, 2016 - March 31, 2016

Templeton Developing Markets Trust	January 1, 2016 - March 31, 2016

Franklin Fund Allocator Series:
Franklin Conservative Allocation Fund	January 1, 2016 - March 31, 2016
Franklin Corefolio Allocation Fund	January 1, 2016 - March 31, 2016
Franklin Founding Funds Allocation Fund	January 1, 2016 - March 31, 2016
Franklin Growth Allocation Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2015 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2020 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2025 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2030 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2035 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2040 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2045 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2050 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin LifeSmart 2055 Retirement Target Fund	January 1, 2016 - March 31, 2016
Franklin Moderate Allocation Fund	January 1, 2016 - March 31, 2016
Franklin Multi-Asset Real Return Fund	January 1, 2016 - March 31, 2016
Franklin NextStep Conservative Fund	February 5, 2016 - March 31, 2016
Franklin NextStep Moderate Fund	February 5, 2016 - March 31, 2016
Franklin NextStep Growth Fund	February 5, 2016 - March 31, 2016
Franklin Payout 2017 Fund	January 1, 2016 - March 31, 2016
Franklin Payout 2018 Fund	January 1, 2016 - March 31, 2016
Franklin Payout 2019 Fund	January 1, 2016 - March 31, 2016
Franklin Payout 2020 Fund	January 1, 2016 - March 31, 2016
Franklin Payout 2021 Fund	January 1, 2016 - March 31, 2016

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth VIP Fund	January 1, 2016 - March 31, 2016
Franklin Founding Funds Allocation VIP Fund	January 1, 2016 - March 31, 2016
Franklin Income VIP Fund	January 1, 2016 – March 31, 2016
Franklin Mutual Global Discovery VIP Fund	January 1, 2016 - March 31, 2016
Franklin Mutual Shares VIP Fund	January 1, 2016 - March 31, 2016
Franklin Rising Dividends VIP Fund	January 1, 2016 - March 31, 2016
Franklin Small Cap Value VIP Fund	January 1, 2016 - March 31, 2016
Franklin Small-Mid Cap Growth VIP Fund	January 1, 2016 - March 31, 2016
Franklin Strategic Income VIP Fund	January 1, 2016 - March 31, 2016
Franklin VolSmart Allocation VIP Fund	January 1, 2016 - March 31, 2016
Templeton Developing Markets VIP Fund	January 1, 2016 - March 31, 2016
Templeton Foreign VIP Fund	January 1, 2016 - March 31, 2016
Templeton Growth VIP Fund	January 1, 2016 - March 31, 2016

Templeton Dragon Fund, Inc.	January 1, 2016 - March 31, 2016

Templeton Global Opportunities Trust	January 1, 2016 - March 31, 2016

Templeton Institutional Funds:
Emerging Markets Series	January 1, 2016 - March 31, 2016
Foreign Equity Series	January 1, 2016 - March 31, 2016
Foreign Smaller Companies Series	January 1, 2016 - March 31, 2016
Global Equity Series	January 1, 2016 - March 31, 2016

Franklin ETF Trust:
Franklin Short Duration U.S. Government ETF	January 1, 2016 - March 31, 2016

Franklin Managed Trust:
Franklin Rising Dividends Fund	January 1, 2016 - March 31, 2016